Exhibit 7

Computation of ratio of earnings to fixed charges

Computation of ratio of earnings to fixed charges (unaudited)

	$ million, except ratios
	2014	2013	2012	2011	2010
Earnings available for fixed charges:
Pre-tax income (loss) from continuing operations before adjustment for income or loss from joint venture and associates (a) (b)	1,578	27,032	14,196	32,545	(10,064)
Fixed charges	2,924	3,021	2,971	2,808	2,944
Amortization of capitalized interest	327	226	145	44	212
Distributed income of joint ventures and associates	1,911	1,391	1,763	5,040	3,277
Interest capitalized	(185)	(238)	(390)	(349)	(254)
Preference dividend requirements, gross of tax	(2)	(2)	(3)	(3)	(2)
Income of non-controlling interests not incurring fixed charges	(2)	—	—	—	(9)

Total earnings available for fixed charges	6,551	31,430	18,682	40,085	(3,896)

Fixed charges:
Interest expensed	840	844	844	802	701
Interest capitalized	185	238	390	349	254
Rental expense representative of interest	1,897	1,937	1,734	1,654	1,987
Preference dividend requirements, gross of tax	2	2	3	3	2

Total fixed charges	2,924	3,021	2,971	2,808	2,944

Ratio of earnings to fixed charges	2.2	10.4	6.3	14.3	—
Deficiency of earnings to fixed charges	—	—	—	—	(6,840)

(a)

2013 includes a pre-tax charge of $469 million (2012 $5,014 million pre-tax charge, 2011 $3,742 million pre-tax credit and 2010 $40,935 million pre-tax charge) relating to the Gulf of Mexico oil spill.

(b)	2012 includes $709 million of dividends received from TNK-BP.